UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Corp. Announces Regulatory Approval of Drought Tolerant HB4® Wheat in Argentina

HB4 trait increases wheat yields by up to 20%

HB4 is world’s only drought tolerance technology for wheat and soybean crops

Major technology milestone in global wheat value chain and related carbon emissions

ROSARIO, Argentina--(BUSINESS WIRE)--October 8, 2020--Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NYSE American: BIOX), a fully-integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced today that Argentina’s Ministry of Agriculture has granted approval of the Company’s HB4 Wheat ‘event’ for growth and consumption. Argentina is Latin America´s largest wheat producer and the world’s first country to adopt HB4 drought tolerance technology for this staple crop.

The country’s regulatory clearance follows approval of HB4 Soybean, which has been approved in other major production geographies, including the US and Brazil which, together with Argentina, represent nearly 80% of the world’s total soybean acreage. Commercialization of HB4 Wheat in Argentina is contingent upon import approval in Brazil, which purchases just over 85% of its wheat from Argentina. Currently, regulatory processes for HB4 Wheat also continue advancing in the US, Uruguay, Paraguay and Bolivia. Bioceres intends to initiate regulatory processes in Australia and Russia as well as certain countries in Asia and Africa.

Drought-tolerant HB4 Wheat is a patented seed technology developed by Trigall Genetics, Bioceres’ joint venture with Florimond Desprez, a global leader in wheat genetics. In field trials conducted during the last 10 years, HB4 seed varieties increased wheat yields by 20%, on average, during growing seasons impacted by droughts. The incidence of drought has been increasing in frequency, as climate change worsens across the world, affecting the stability of agricultural ecosystems. In addition to mitigating production losses during drought conditions, HB4 also facilitates double cropping, which seasonally rotates soy and wheat, an environmentally friendly farming system that is otherwise limited by water availability. When combined with soil regenerative practices, such as no-till farming, a share cropping system made possible by HB4 seeds captures more carbon than conventional growing practices. For each acre farmed per year, the resulting sequestration is equivalent to two months of carbon emitted by an automobile. Substantially higher crop yields through HB4 also reduce the need to expand agriculture’s global footprint, while aiding in the reversion of fragile agricultural land back to native ecosystems.

Mr. Federico Trucco, Chief Executive Officer of Bioceres, said, “Approval of our HB4 Wheat in Argentina represents a groundbreaking milestone for the entire global value chain of this important crop, given the substantial yield increases and significant environmental benefits that our technology offers. Sixteen years ago we began collaborating with Dr. Raquel Chan of CONICET and other scientists who discovered the sunflower gene that is the backbone of our HB4 technology. Since 2009, field trials of HB4 Wheat have been underway, and since 2013 Bioceres and Florimond Desprez have invested aggressively in breeding and Phase II regulatory activities. Substantial time, resources and effort have been behind today’s announcement, which would not have been possible without the trust of our fellow shareholders, the unwavering support of our partners, and the strong conviction of the broader team engaged throughout the process. Yet, this is just the beginning of a monumental quest to transform wheat production systems globally, for the benefit of growers and consumers alike.”

Mr. Trucco added, “Our EcoWheat® and EcoSoy® products will enable food production companies and retailers the opportunity to offer consumers foods that are carbon neutral, in addition to other environmental benefits they increasingly desire. Importantly, our HB4 technology does not translate into higher costs for consumers, making sustainable foods widely accessible.”

HB4 is integrated with top-selling wheat germplasms and branded as EcoWheat®, which combines other Bioceres biotechnologies, such as Rizoderma®, a biofungicide, among other health and growth promoting microorganisms contained in the Company’s integrated seed products. In preparation for the commercial launch of EcoWheat, approximately 17,300 acres (7,000 hectares) of different varieties have been planted by participating growers during the Company’s latest ramp-up cycle of seed inventories, as previously announced. This process continues to employ robust, closed growing systems that are combined with a high level of traceability through state-of-the-art digital farming technologies and strong stewardship, to ensure environmentally friendly farming practices.

For more information about Bioceres’ HB4 technology and related products, please refer to the Company’s HB4 white paper at: https://investors.biocerescrops.com/events-and-presentations/default.aspx

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Contacts

Investor Relations Contact
Maximo Goya, Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com

Media Contact Outside Argentina
Ivan Peill, InspIR Group
+1-917-701-9296
ivan@inspirgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: October 8, 2020